GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

March 25, 2011

Jamie Kessel

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company”)

Item 4.01/Form 8-K

File No.: 333-158584

Dear Ms. Kessel:

We have filed an Amendment to the Form 8-K, Item 4.01. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 24, 2011.

Form 8-K

1.

We have made the requested disclosures in the Amendment.

2.

We have made the requested disclosures in the Amendment.

Exhibit 16

3.

We obtained and filed an updated Exhibit 16 letter from the former accountants.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Veterans in Packaging, Inc.